Exhibit 99.1

CI Financial Reports Total Assets of $369.8 Billion for March 2022

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--April 29, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at March 31, 2022 of $145.0 billion and wealth management assets of $224.7 billion, for total assets of $369.8 billion.

CI also reported preliminary net sales results for its asset management businesses for the first quarter of 2022. Overall, CI had net redemptions of $1.2 billion, with Canadian retail accounting for $0.9 billion of outflows.

“We continued to advance our corporate strategy in the first quarter,” said Kurt MacAlpine, CI Chief Executive Officer. “In U.S. wealth management, accomplishments included agreements to acquire two registered investment advisors that will add approximately $20.7 billion in client assets to CI Private Wealth. In Canadian wealth management, we agreed to acquire Northwood Family Office Ltd., the country’s foremost multi-family office, in a transaction that closed in early April. Northwood brings significant capabilities in serving the ultra-high-net-worth market.

“However, the spike in market volatility contributed to outflows in our asset management business,” Mr. MacAlpine said. “In the Canadian retail segment, our mutual fund flows improved significantly over the first quarter of 2021, with net redemptions declining by more than 50%. Our ETFs experienced outflows, primarily due to two thematic ETFs, the gold bullion and Ethereum mandates. Thematic ETFs generally tend to exhibit more volatility in their flows. Several fixed-income ETFs and funds also experienced redemptions as investors reacted to sharply rising interest rates.”

CI FINANCIAL CORP. March 31, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	March 2022	February 2022	% Change	March 2021	% Change
Core assets under management (Canada and Australia) (1)	$136.3	$136.7	-0.3%	$132.6	2.8%
U.S. assets under management (2)	$8.8	$8.7	1.1%	$5.9	49.2%
Total assets under management	$145.0	$145.4	-0.3%	$138.5	4.7%
Canadian wealth management	$79.0	$78.5	0.6%	$71.1	11.1%
U.S. wealth management (2)	$145.8	$146.2	-0.3%	$31.0	370.3%
Total wealth management	$224.7	$224.7	0.0%	$102.1	120.1%
TOTAL	$369.8	$370.2	-0.1%	$240.6	53.7%
CORE AVERAGE AUM	March 2022	February 2022	December 2021	Fiscal 2021	% Change
Monthly average	$135.7	$138.3	--	--	-1.9%
Quarter-to-date average	$138.2	--	$143.0	--	-3.4%
Year-to-date average	$138.2	--	--	$137.9	0.2%

(1)

Includes $34.5 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at March 31, 2022 ($34.7 billion at February 28, 2022 and $32.7 billion at March 31, 2021).

(2)	Month-end USD/CAD exchange rates of 1.2505, 1.2675 and 1.2562 for March 2022, February 2022 and March 2021, respectively.
PRELIMINARY QUARTER-END NET SALES RESULTS (C$ billions)
Asset Management Segment	1Q22	4Q21	3Q21	2Q21	1Q21
Canadian retail	($0.9)	$0.1	$0.7	$0.5	($0.6)
Canadian institutional	($0.3)	($0.3)	($0.1)	($0.4)	($0.4)
Australian asset management	($0.3)	$0.1	$0.2	$(0.0)	$0.0
U.S. asset management	$0.4	$0.3	$0.2	$0.4	$0.3
Closed business	($0.2)	($0.2)	($0.1)	$(0.2)	($0.2)
TOTAL	($1.2)	($0.0)	$0.8	$0.4	($0.9)

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, CPWM, LLC (Columbia Pacifica Wealth Management), Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that all outstanding acquisitions will be completed, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com